Exhibit 12.1

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2017	2016	2015	2014	2013

Earnings:
Income (loss) before income tax expense (benefit)	$395	$397	$(196)	$678	$(125)
Interest expense	816	856	715	683	843
Implicit interest in rents	26	27	12	10	9
Total earnings	$1,237	$1,280	$531	$1,371	$727
Fixed charges:
Interest expense	$816	$856	$715	$683	$843
Implicit interest in rents	26	27	12	10	9
Total fixed charges	$842	$883	$727	$693	$852
Ratio of earnings to fixed charges	1.47	1.45	*	1.98	*

*	Earnings did not cover total fixed charges by $196 million in 2015 and by $125 million in 2013.

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